DENMARK BANCSHARES, INC.

EXHIBIT (13.1)

ANNUAL REPORT TO SHAREHOLDERS

FOR THE YEAR ENDED DECEMBER 31, 2001

DENMARK

Bancshares, Inc.

2001 ANNUAL REPORT

TABLE OF CONTENTS

Selected Financial Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Presidents Letter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Independent Auditors Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . .

Managements Discussion and Analysis . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Quarterly Financial Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Denmark Bancshares, Inc. ("Company"), headquartered in Denmark, Wisconsin, is a diversified one-bank holding company. Denmark State Bank, the Companys subsidiary bank, offers five full service banking offices located in the Villages of Denmark, Maribel, Reedsville, and Whitelaw, and the Town of Bellevue, serving primarily Brown, Kewaunee and Manitowoc Counties. The Company also extends farm credit through its subsidiary Denmark Agricultural Credit Corporation and sells a full line of insurance products through its subsidiary McDonald-Zeamer Insurance Agency, Inc.

SELECTED FINANCIAL DATA
	Year Ended December 31,
	2001	2000	1999	1998	1997
INCOME STATEMENT DATA
Interest income	$25,922	$25,837	$22,275	$21,050	$18,463
Interest expense	13,403	15,504	11,599	10,772	9,543
Net interest income	$12,519	$10,333	$10,676	$10,278	$8,920
Less: Provision for possible loan losses	2,132	3,564	312	390	351
Net income after provision for
possible credit losses	$10,387	$6,769	$10,364	$9,888	$8,569
Plus: Noninterest income	$1,430	$1,042	$1,070	$955	$819
Less: Noninterest expense	8,219	7,456	6,951	6,421	5,917
Net noninterest expense	($6,789)	($6,414)	($5,881)	($5,466)	($5,098)
Income before income taxes	$3,598	$355	$4,483	$4,422	$3,471
Income tax expense (benefit)	753	(390)	1,266	1,284	920
Net income	$2,845	$745	$3,217	$3,138	$2,551

PER SHARE DATA (1)
Net income	$52.00	$13.58	$58.51	$57.20	$46.44
Cash dividends declared	21.75	20.00	17.25	13.50	11.75
Book value (year end)	611.19	581.78	585.01	550.12	505.50

BALANCE SHEET DATA
Average balances:
Total loans	$275,629	$268,719	$237,017	$206,422	$185,281
Investment securities	38,145	42,872	43,108	32,130	29,249
Assets	344,459	333,681	295,478	261,136	228,174
Deposits	245,252	223,291	207,543	192,780	162,838
Stockholders equity	32,835	33,066	31,462	29,052	26,935
Year-end balances:
Total loans	$268,028	$280,977	$256,625	$214,986	$199,559
Allowance for possible credit losses	5,524	6,572	3,283	3,059	2,826
Investment securities	37,823	43,046	42,128	43,571	30,612
Assets	346,374	345,299	321,393	282,184	251,674
Deposits	252,688	245,621	211,934	212,050	189,129
Long-term debt	34,087	22,092	17,098	15,677	9,681
Stockholders equity	33,371	31,872	32,121	30,141	27,739

FINANCIAL RATIOS
Return on average equity	8.66%	2.25%	10.23%	10.80%	9.47%
Return on average assets	0.83%	0.22%	1.09%	1.20%	1.12%
Net interest spread (tax-equivalent)	3.41%	2.70%	3.30%	3.60%	3.58%
Average equity to average assets	9.53%	9.91%	10.65%	11.13%	11.80%
Allowance for credit losses to loans	2.06%	2.34%	1.28%	1.42%	1.42%

Dollars in thousands except per share data and financial ratios.

(1) Adjusted to reflect 2-for-1 stock split effective July 1, 1997.

PRESIDENTS LETTER

LETTER TO OUR SHAREHOLDERS AND FRIENDS:

Like other annual reports of Denmark Bancshares, Inc., 2001 was a year of many high points and many challenges. But all of it is insignificant in light of one date on the calendar September 11.

Our semi-annual dividend of $11.00 per share to shareholders of record December 11, 2001, payable January 2, 2002, represented a 2 1/4% increase over the last semi-annual dividend and a 7 1/4% increase over the dividend paid in January 2001.

On April 23, 2002, C.J. Stodola, a respected and dedicated member of our Board, will retire. His knowledge of the financial services industry will be missed.

Many of our employees hold positions of leadership in various civic, social, non-profit and charitable organizations. We actively support and commend their efforts. These voluntary efforts help assure that the communities we serve are better because of our involvement.

We ask that you continue to recommend our services to your friends, relatives and business associates and we thank you for your continued support as shareholders.

Sincerely,

/s/ Darrell R. Lemmens

Darrell R. Lemmens

Chairman of the Board

INDEPENDENT AUDITORS REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS

DENMARK BANCSHARES, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated statements of financial condition of Denmark Bancshares, Inc. and subsidiaries as of December 31, 2001, 2000 and 1999, and the related consolidated statements of income, changes in stockholders equity and cash flows for the years then ended. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Denmark Bancshares, Inc. and subsidiaries as of December 31, 2001, 2000 and 1999, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

WILLIAMS YOUNG, LLC

/s/ Williams Young, LLC

Madison, Wisconsin

January 31, 2002

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

As of December 31,

ASSETS
Assets	2001	2000	1999
Cash and due from banks	$9,665,338	$7,393,322	$9,503,948
Federal funds sold	20,856,000	5,328,000	3,505,000
Investment Securities
Available-for-sale, at fair value	1,797,492	16,468,716	17,738,122
Held-to-maturity, at cost	36,025,522	26,577,783	24,389,906
Total Investment Securities	$37,823,014	$43,046,499	$42,128,028
Loans less allowance for credit losses of $5,524,293,
$6,571,561 and $3,282,812, respectively	259,582,740	274,100,586	253,046,675
Loans held for sale	2,921,299	305,333	295,541
Premises and equipment, net	4,441,128	4,624,475	4,110,927
Accrued interest receivable	1,846,783	1,984,859	1,664,314
Other assets	9,237,511	8,516,313	7,138,773
TOTAL ASSETS	$346,373,813	$345,299,387	$321,393,206

LIABILITIES AND STOCKHOLDERS EQUITY
Liabilities
Deposits
Noninterest-bearing	$30,187,195	$33,635,248	$26,387,194
Interest-bearing	222,500,477	211,986,055	185,546,462
Total Deposits	$252,687,672	$245,621,303	$211,933,656

Short-term borrowings	24,261,252	43,015,255	58,108,946
Accrued interest payable	1,094,675	1,878,957	1,337,566
Other liabilities	871,833	819,172	794,128
Long-term debt	34,087,019	22,092,487	17,097,536
Total Liabilities	$313,002,451	$313,427,174	$289,271,832
Stockholders Equity
Common stock, no par value, authorized 320,000	$9,626,921	$9,871,263	$10,030,869
shares; issued 54,601, 54,784 and 54,907 shares,
excludes 739 shares in treasury in 2001, 556
shares in 2000 and 433 shares in 1999
Paid in capital	112,227	112,374	110,984
Retained earnings	23,623,187	21,967,386	22,318,876
Accumulated other comprehensive income
Unrealized gains (losses) on securities	9,027	(78,810)	(339,355)
Total Stockholders Equity	$33,371,362	$31,872,213	$32,121,374
TOTAL LIABILITIES AND
STOCKHOLDERS EQUITY	$346,373,813	$345,299,387	$321,393,206

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,

	2001	2000	1999
Interest Income
Loans including fees	$22,900,839	$22,557,702	$19,443,376
Investment securities:
Taxable	367,236	1,016,306	1,196,554
Exempt from federal tax	1,830,834	1,593,468	1,416,724
Interest on federal funds sold	498,743	365,565	80,134
Other interest income	324,846	303,541	137,906
	$25,922,498	$25,836,582	$22,274,694
Interest Expense
Deposits	$10,365,040	$10,740,311	$8,600,072
Short-term borrowings	1,505,923	3,321,426	2,165,472
Long-term debt	1,532,334	1,441,793	833,131
	$13,403,297	$15,503,530	$11,598,675
Net interest income	$12,519,201	$10,333,052	$10,676,019
Provision for Credit Losses	2,132,500	3,563,535	312,000
Net interest income after
provision for credit losses	$10,386,701	$6,769,517	$10,364,019
Other Income
Service fees and commissions	$851,219	$765,164	$761,568
Investment security gains (losses)	6,384	0	(4,315)
Other	572,836	277,379	313,507
	$1,430,439	$1,042,543	$1,070,760
Other Expense
Salaries and employee benefits	$5,044,857	$4,643,825	$4,396,780
Occupancy expenses	897,328	816,042	679,855
Data processing expenses	522,540	550,613	437,146
Other operating expenses	1,754,240	1,445,946	1,437,573
	$8,218,965	$7,456,426	$6,951,354
Income before income taxes	$3,598,175	$355,634	$4,483,425
Income tax expense (benefit)	753,049	(389,661)	1,266,042
NET INCOME	$2,845,126	$745,295	$3,217,383
EARNINGS PER COMMON SHARE	$52.00	$13.58	$58.51

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY
	Common Stock				Accumulated
					Other
			Paid in	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Income	Total
Balance, December 31, 1998	54,789	$10,019,609	$37,384	$20,050,609	$33,065	$30,140,667
Comprehensive income
Net income				3,217,383		3,217,383
Other comprehensive income, net of tax
Change in unrealized (loss) on
securities available-for-sale, net of
applicable deferred income tax
benefit of $233,535					(372,420)	(372,420)
Total comprehensive income						$2,844,963
Cash dividends, $17.25 per share				(949,116)		(949,116)
Treasury stock sales	296	214,112	73,600			287,712
Treasury stock acquisitions	(178)	(202,852)				(202,852)
Balance, December 31, 1999	54,907	$10,030,869	$110,984	$22,318,876	($339,355)	$32,121,374
Comprehensive income
Net income				745,295		745,295
Other comprehensive income, net of tax
Change in unrealized (loss) on
securities available-for-sale, net of
applicable deferred income tax
expense of $164,696					260,545	260,545
Total comprehensive income						$1,005,840
Cash dividend, $20.00 per share				(1,096,785)		(1,096,785)
Treasury stock sales	112	130,770	1,390			132,160
Treasury stock acquisitions	(235)	(290,376)				(290,376)
Balance, December 31, 2000	54,784	$9,871,263	$112,374	$21,967,386	($78,810)	$31,872,213
Comprehensive income
Net income				2,845,126		2,845,126
Other comprehensive income, net of tax
Change in unrealized gain on
securities available-for-sale, net of
applicable deferred income tax
expense of $55,897					87,837	87,837
Total comprehensive income						$2,932,963
Cash dividend, $21.75 per share				(1,189,325)		(1,189,325)
Treasury stock sales	105	134,127	(147)			133,980
Treasury stock acquisitions	(288)	(378,469)				(378,469)
BALANCE, DECEMBER 31, 2001	54,601	$9,626,921	$112,227	$23,623,187	$9,027	$33,371,362

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,
	2001	2000	1999
Cash Flows from Operating Activities:
Net income	$2,845,126	$745,295	$3,217,383
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation	499,708	457,269	362,598
Provision for credit losses	2,132,500	3,563,535	312,000
Amortization of intangibles	258,823	219,513	213,577
Gain on sale of assets	(283,970)	(36,945)	(42,405)
Amortization of bond premium	14,579	16,225	31,026
Accretion of bond discount	(251,192)	(427,090)	(467,320)
Mortgage loans originated for sale	(29,287,258)	(1,474,595)	(6,327,955)
Proceeds from sale of mortgage loans	26,939,407	1,453,895	6,762,026
Decrease (increase) in interest receivable	138,076	(320,545)	(197,565)
(Decrease) increase in interest payable	(784,282)	541,390	88,600
Other, net	183,574	(1,326,420)	(309,415)
Net Cash Provided by Operating Activities	$2,405,091	$3,411,527	$3,642,550
Cash Flows from Investing Activities:
Maturities of held-to-maturity securities	$3,865,156	$1,595,166	$1,322,195
Maturities and sales of available-for-sale securities	15,058,333	1,688,091	5,404,827
Purchases of held-to-maturity securities	(13,067,843)	(3,365,621)	(5,426,913)
Purchases of available-for-sale securities	(245,429)	0	(83,995)
Purchases of Federal Home Loan Bank stock	(195,800)	(357,400)	(1,364,200)
Federal funds sold, net	(15,528,000)	(1,823,000)	4,912,000
Proceeds from sale of foreclosed assets	813,081	1,245,481	302,505
Net decrease (increase) in loans made to customers	10,571,678	(25,934,522)	(42,116,544)
Capital expenditures	(316,361)	(970,817)	(1,130,272)
Net Cash Provided (Used) by Investing Activities	$954,815	($27,922,622)	($38,180,397)
Cash Flows from Financing Activities:
Net increase (decrease) in deposits	$7,066,369	$33,687,648	($116,077)
Purchase of treasury stock	(378,469)	(290,376)	(202,852)
Sale of treasury stock	133,980	132,160	287,712
Dividends paid	(1,150,299)	(1,030,223)	(851,495)
Securities sold under repurchase agreements, net	(477,797)	477,797	0
Debt proceeds	66,649,439	12,780,512	48,898,674
Debt repayments	(72,931,113)	(23,357,049)	(11,769,162)
Net Cash (Used) Provided by Financing Activities	($1,087,890)	$22,400,469	$36,246,800
Net increase (decrease) in cash and cash equivalents	$2,272,016	($2,110,626)	$1,708,953
Cash and cash equivalents, beginning	7,393,322	9,503,948	7,794,995
CASH AND CASH EQUIVALENTS, ENDING	$9,665,338	$7,393,322	$9,503,948
Noncash Investing Activities:
Loans transferred to foreclosed properties	$1,839,619	$1,350,256	$100,000
Total (decrease) increase in unrealized loss on
securities available-for-sale	($143,734)	($425,241)	$605,955

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Denmark Bancshares, Inc. is a bank holding company as defined in the Bank Holding Company Act. As such, it exercises control over Denmark State Bank, Denmark Ag Credit Corporation and McDonald-Zeamer Insurance Agency, Inc. A majority of the Companys assets are held by Denmark State Bank.

Denmark State Bank, a wholly owned subsidiary of Denmark Bancshares, Inc., operates under a state bank charter, and provides full banking services to its customers. Denmark Investments Inc. is a wholly owned subsidiary of Denmark State Bank. The Company and its subsidiaries make agribusiness, commercial and residential loans to customers throughout the state, but primarily in eastern Wisconsin. The Company and its subsidiaries have a diversified loan portfolio, however, a substantial portion of their debtors ability to honor their contract is dependent upon the agribusiness economic sector. The main loan and deposit accounts are fully disclosed in Notes 3 and 5. The significant risks associated with financial institutions include interest rate risk, credit risk, liquidity risk and concentration risk.

Basis of Consolidation

The consolidated financial statements include the accounts of Denmark Bancshares, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates, such as allowance for credit losses and accounting for the impairment of loans, are discussed specifically in the following sections of this footnote.

Investment Securities

Investment securities are designated as available-for-sale or held-to-maturity when purchased and remain in that classification until they are sold or mature. Debt and equity securities classified as available-for-sale are stated at estimated fair value, with unrealized gains and losses, net of any applicable deferred income taxes, reported as a separate component of stockholders equity. As a result of the adjustment from amortized cost to fair value, stockholders equity, net of applicable deferred income taxes, increased by $9,027 as of December 31, 2001 and decreased by $78,810 and $339,355 as of December 31, 2000 and 1999, respectively. Debt securities classified as held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Realized gains or losses on dispositions are recorded in other operating income on the settlement date, based on the net proceeds and the adjusted carrying amount of the securities sold using the specific identification method.

Loans

Loans are reported at the principal amount outstanding, net of the allowance for credit losses. Interest on loans is calculated and accrued by using the simple interest method on the daily balance of the principal amount outstanding. Loans held for sale are carried in the aggregate at lower of cost or fair value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by ninety days or more with respect to interest or principal. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of the management, the loans are estimated to be fully collectible as to both principal and interest.

A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance. Interest income is recognized in the same manner described above for nonaccrual loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Allowance for Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes to be adequate to absorb losses inherent in existing loans, based on evaluations of the collectibility and prior loss experience of loans. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, leases and commitments, and current and anticipated economic conditions that may affect the borrowers ability to pay.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash flows from demand deposits, NOW accounts, savings accounts, federal funds purchased and sold, cash receipts and payments of loans and time deposits are reported net. For purposes of cash flow reporting, income taxes paid were $599,345, $847,300 and $1,526,250 and interest paid was $14,202,928, $14,978,902 and $11,521,032 for the years ended December 31, 2001, 2000 and 1999, respectively.

Premises and Equipment

Premises and equipment owned are stated at cost less accumulated depreciation which is computed principally on the straight-line method over the estimated useful lives of the assets.

Intangible Assets

Goodwill and other intangibles are amortized on a straight-line basis generally over a period of up to 15 years. Intangible assets, net of accumulated amortization, included in Other Assets at December 31, 2001, 2000 and 1999 total $2,216,989, $2,475,812 and $2,695,325, respectively. Core deposit intangibles totaling $2,036,139 as of December 31, 2001, will be amortized over their remaining useful life of 10.5 years applying Financial Accounting Standard (FAS) 72 Accounting for Certain Acquisitions of Banking or Thrift Institutions. Beginning in 2002, the remaining intangible assets will be evaluated annually for impairment according to FAS No. 142 Goodwill and Other Intangible Assets.

Income Taxes

Deferred income taxes are provided for timing differences between items of income or expense reported in the consolidated financial statements and those reported for income tax purposes in accordance with FAS 109.

Treasury Stock

Treasury stock is shown at cost, and consists of 739, 556 and 433 shares, with a cost of $709,374, $465,032 and $305,426 as of December 31, 2001, 2000 and 1999, respectively.

Earnings per Common Share

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during each year. The number of shares used in computing basic earnings per share is 54,719, 54,875 and 54,992 for the years ended December 31, 2001, 2000 and 1999, respectively.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.
NOTE 2 - INVESTMENT SECURITIES
The amortized cost and estimated fair value of securities available-for-sale were as follows:
	December 31, 2001
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value
Mortgage-backed securities	$1,522,577	$14,890	$0	$1,537,467
Other securities	260,025	0	0	260,025
	$1,782,602	$14,890	$0	$1,797,492
	December 31, 2000
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value
U.S. Government agencies	$13,498,164	$0	($116,314)	$13,381,850
Mortgage-backed securities	3,084,800	7,941	(20,471)	3,072,270
Other securities	14,596	0	0	14,596
	$16,597,560	$7,941	($136,784)	$16,468,716

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
	December 31, 1999
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value
U.S. Government agencies	$13,497,699	$0	($515,349)	$12,982,350
Mortgage-backed securities	4,751,224	6,396	(45,133)	4,712,487
Other securities	43,285	0	0	43,285
	$18,292,208	$6,396	($560,482)	$17,738,122

The amortized cost and estimated fair value of securities held-to-maturity were as follows:

	December 31, 2001
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value
State and local governments	$36,025,522	$899,722	($284,527)	$36,640,717
	$36,025,522	$899,722	($284,527)	$36,640,717

	December 31, 2000
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value
State and local governments	$26,577,783	$932,316	($35,573)	$27,474,526
	$26,577,783	$932,316	($35,573)	$27,474,526

	December 31, 1999
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value
State and local governments	$24,389,906	$670,792	($436,048)	$24,624,650
	$24,389,906	$670,792	($436,048)	$24,624,650

The amortized cost and estimated fair values of securities at December 31, 2001, by maturity were as follows:

	Securities Available-for-Sale		Securities Held-to-Maturity
		Estimated		Estimated
	Amortized	Fair	Amortized	Fair
Amounts Maturing	Cost	Value	Cost	Value
Within one year	$0	$0	$655,000	$659,224
From one through five years	533,449	540,523	4,122,487	4,293,461
From five through ten years	989,128	996,944	7,253,376	7,695,437
After ten years	0	0	23,994,659	23,992,595
Other securities (no stated maturity)	260,025	260,025	0	0
	$1,782,602	$1,797,492	$36,025,522	$36,640,717

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2001 and 1999, available-for-sale securities were sold for total proceeds of $2,560,631 and $2,997,578, respectively. No securities were sold during 2000. Gross realized gains totaled $3,659 and $7,257 for 2001 and 1999. Gross realized losses totaled $469 and $11,572 for 2001 and 1999, respectively.

During 2001 gross realized gains of $3,194 were included in earnings as a result of held-to-maturity securities being called. The amortized cost of these securities totaled $379,963. There were no dispositions of held to maturity securities during 2000 and 1999.

There were no significant concentrations of investments (greater than 10 percent of stockholders equity) in any individual security issuer.

Investment securities with an amortized cost of $191,585 and estimated fair value of $192,288, at December 31, 2001, were pledged to secure public deposits and for other purposes required or permitted by law.
NOTE 3 - LOANS
Major categories of loans included in the loan portfolio are as follows:
	December 31,
	2001	2000	1999
Commercial:
Agricultural	$36,865,626	$34,109,436	$33,316,273
Other	36,263,524	40,609,082	37,858,231
	$73,129,150	$74,718,518	$71,174,504
Real estate:
Agricultural	$21,299,940	$22,675,200	$22,156,129
Commercial	57,088,910	60,644,150	52,964,149
Residential	94,500,527	102,671,280	90,913,047
	$172,889,377	$185,990,630	$166,033,325

Installment	$17,994,972	$19,007,832	$18,256,559

Unsecured loans	$1,093,534	$955,167	$865,099

Total loans receivable	$265,107,033	$280,672,147	$256,329,487
Allowance for credit losses	(5,524,293)	(6,571,561)	(3,282,812)
NET LOANS RECEIVABLE	$259,582,740	$274,100,586	$253,046,675

Final loan maturities and rate sensitivity of the loan portfolio, excluding unsecured loans, at December 31, 2001, are as follows:
	Within	One-	After
(In thousands)	One year	Five Years	Five Years	Total
Commercial and installment	$70,048	$20,476	$600	$91,124
Real estate	146,677	25,735	477	172,889
TOTAL	$216,725	$46,211	$1,077	$264,013

At December 31, 2001, loans with a maturity greater than one year with a variable interest rate totaled $2,336,117.

Other real estate owned represents real estate of which the Company has taken control in partial or total satisfaction of loans. Other real estate owned is carried at the lower of cost or fair value, less estimated costs to sell. Losses at the time property is classified as other real estate owned are charged to the allowance for loan losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned, are charged to expense. Other real estate owned, which is included in other assets, totaled $1,129,506 and $119,449 at December 31, 2001 and 2000, respectively. There was no other real estate owned at year end 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nonaccrual loans totaled $6,983,459, $8,145,519 and $7,835,123 at December 31, 2001, 2000 and 1999, respectively. The reduction in interest income associated with nonaccrual loans is as follows:
	Year Ended December 31,
	2001	2000	1999
Income in accordance with
original loan terms	$905,201	$898,191	$733,461
Income recognized	(496,270)	(604,116)	(507,687)
REDUCTION IN INTEREST INCOME	$408,931	$294,075	$225,774

Information concerning the Companys investment in impaired loans is as follows:

	Year Ended December 31,
	2001	2000	1999
Total investment in impaired loans	$4,475,345	$8,303,953	$6,533,918
Loans not requiring an allowance	0	1,498,842	5,302,854
Loans requiring a related allowance	4,475,345	6,805,111	1,231,064
Related allowance	(740,334)	(2,677,110)	(343,245)
Average investment in impaired loans during the year	7,343,535	8,313,738	5,435,962
Interest income recognized on a cash basis	316,857	467,761	251,230

Changes in the allowance for credit losses were as follows:

	Year Ended December 31,
	2001	2000	1999
Balance - beginning of year	$6,571,561	$3,282,812	$3,058,618
Charge-offs	(3,227,520)	(303,335)	(150,329)
Recoveries	47,752	28,549	62,523
Provision charged to operations	2,132,500	3,563,535	312,000
BALANCE - END OF YEAR	$5,524,293	$6,571,561	$3,282,812

NOTE 4 - PREMISES AND EQUIPMENT
Premises and equipment are summarized as follows:
	December 31,
	2001	2000	1999
Land	$734,629	$541,241	$541,241
Buildings and improvements	4,340,368	4,340,367	3,383,374
Furniture and fixtures	3,384,499	3,306,201	2,939,304
Construction in progress	0	0	550,793
	$8,459,496	$8,187,808	$7,414,712
Less: Accumulated depreciation	(4,018,368)	(3,563,333)	(3,303,785)
NET	$4,441,129	$4,624,475	$4,110,927

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 5 - INTEREST-BEARING DEPOSITS
Interest-bearing deposits consisted of the following:

	December 31,
	2001	2000	1999
NOW accounts	$13,732,065	$13,094,417	$12,610,990
Savings accounts	14,134,833	13,504,855	15,505,764
Money market accounts	64,686,731	56,408,626	57,726,080
Time deposit accounts	129,946,848	128,978,157	99,703,628
TOTAL	$222,500,477	$211,986,055	$185,546,462

The following table shows the maturity distribution of time deposit accounts:

	December 31,
(In thousands)	2001	2000	1999
Within one year	$92,942	$99,565	$56,430
One to two years	28,854	25,892	37,394
Two to three years	6,767	2,587	4,150
Three to four years	752	712	1,463
Over four years	632	222	267
TOTAL	$129,947	$128,978	$99,704

Time deposit accounts issued in amounts of $100,000 or more totaled $30,202,649, $27,471,867 and $20,306,581 at December 31, 2001, 2000 and 1999, respectively.
NOTE 6 - SHORT-TERM BORROWINGS
The following table is a summary of short-term borrowings:

	December 31,
	2001	2000	1999
Securities sold under agreements to repurchase	$0	$477,797	$0
Federal Home Loan Bank advances	0	16,300,000	31,200,000
Notes payable	24,261,252	26,237,458	26,908,946
TOTAL SHORT-TERM BORROWINGS	$24,261,252	$43,015,255	$58,108,946

As of December 31, 2001, the Company had $74,784,748 of unused lines of credit with banks to be drawn upon as needed. Notes payable are secured by agricultural loans, Denmark State Bank and Denmark Ag Credit Corporation stock and have fixed and variable interest rates ranging from 2.10% to 4.21% as of December 31, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - LONG-TERM DEBT
Long-term debt consisted of the following:
	December 31,
	2001	2000	1999
Note dated in 2001, with AgriBank, FCB, quarterly
interest due at an annual rate of 3.25%, principal
due and payable November 20, 2003.	$2,000,000	$0	$0

Note dated in 2001, with Federal Home Loan Bank
of Chicago, monthly interest due at an annual rate of
4.80% principal due and payable on call date
January 16, 2003 or final maturity January 16, 2011.	10,000,000	0	0

Note dated in 2000, with Federal Home Loan Bank
of Chicago, monthly interest due at a variable rate
which changes monthly, principal due and payable
every month or final maturity April 7, 2002.	15,000,000	15,000,000	0

Note dated in 1999, with Federal Home Loan Bank
of Chicago, monthly interest due at an annual rate of
5.71%, principal due and payable every 90 days or
final maturity December 30, 2004.	0	0	5,000,000

Note dated in 1999, with Federal Home Loan Bank
of Chicago, monthly interest due at a variable rate
which changes monthly, principal due and payable
on call date October 29, 2000 or every quarter
thereafter or final maturity October 20, 2004.	0	0	5,000,000

Note dated in 1998, with Federal Home Loan Bank
of Chicago, monthly interest due at an annual rate of
5.05%, principal due and payable on call date
January 20, 2001 or final maturity January 20, 2008.	4,000,000	4,000,000	4,000,000

Note dated in 1997, with Federal Home Loan Bank
of Chicago, monthly interest due at an annual rate of
5.96%, principal due and payable December 30, 2002.	3,000,000	3,000,000	3,000,000

Note dated in 1996, interest rate of 8%, principal
payment in the amount of $20,000 due January 2,
1997. Remaining balance due in eleven installments
of $3,500 through 1997, then monthly installments
of $1,092 through 2011.	87,019	92,487	97,536
TOTAL LONG-TERM DEBT	$34,087,019	$22,092,487	$17,097,536

The notes payable to Federal Home Loan Bank of Chicago are secured by residential mortgages. AgriBank, FCB notes payable are secured by agricultural loans. Long-term debt has aggregate maturities for the five years 2002 through 2006 as follows: $18,005,922 in 2002, $2,006,413 in 2003, $6,946 in 2004, $7,522 in 2005 and $8,147 in 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 8 - INCOME TAXES
The provision for income taxes in the consolidated statement of income is as follows:

(In thousands)		2001	2000	1999
Current:	Federal	$402	$712	$1,162
	State	66	181	281
		$468	$893	$1,443
Deferred:	Federal	$167	($1,018)	($137)
	State	118	(265)	(40)
		$285	($1,283)	($177)
TOTAL PROVISION FOR INCOME TAXES		$753	($390)	$1,266

Applicable income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate for the reasons noted in the table below:
	2001		2000		1999
(In thousands)	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$1,223	34%	$121	34%	$1,524	34%
Increase (decrease) in tax resulting from:
Tax-exempt income	(618)	(17)	(471)	(132)	(431)	(10)
State income tax, net of federal tax benefit	122	3	(56)	(16)	158	4
Other, net	26	1	16	4	15	1
APPLICABLE INCOME TAXES	$753	21%	($390)	(110%)	$1,266	29%

Other assets in the accompanying statements of financial condition include the following amounts of deferred tax assets and deferred tax liabilities:
	2001	2000	1999
(In thousands)
Deferred tax assets:
Allowance for credit losses	$2,157	$2,612	$1,219
Alternative minimum tax	274	0	0
Unrealized losses on available-for-sale securities	0	50	215
State tax net operating loss carryforward	148	120	94
Interest receivable on nonaccrual loans	151	219	121
Other	2	27	31
Gross deferred tax assets	$2,732	$3,028	$1,680
Valuation allowance	(148)	(120)	(94)
Total deferred tax assets	$2,584	$2,908	$1,586
Deferred tax liabilities:
Accumulated depreciation on fixed assets	$161	$154	$127
State income taxes	138	178	87
FHLB stock dividends received	130	82	0
Unrealized gains on available-for-sale securities	6	0	0
Accretion	3	6	7
Total deferred tax liabilities	$438	$420	$221
NET DEFERRED TAX ASSET	$2,146	$2,488	$1,365

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit sharing plan and a money purchase pension plan. The plans essentially cover all employees who have been employed over one-half year, and are at least twenty and one-half years old. Provisions of the 401(k) profit sharing plan provide for the following:

    Participating employees may annually contribute up to 10% of their compensation.

    The Company will contribute 50% of each employee contribution up to a maximum Company contribution of 2%. Employee contributions above 4% do not receive any matching contribution.

    The Company may elect to make contributions out of profits. These profit sharing contributions are allocated to the eligible participants based on their salary as a percentage of total participating salaries. The contribution percentage was 3% for 2001 and 2000 and 4% for 1999.

In addition, the money purchase plan generally provides for employer contributions of 5% in 2001 and 2000 and 4% in 1999, of each participants compensation.

The Company provides no post retirement benefits to employees except for the 401(k) profit sharing plan and the money purchase pension plan discussed above which are currently funded. The Company expensed contributions of $338,686, $322,358 and $324,854 for the years 2001, 2000 and 1999, respectively.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF - BALANCE SHEET RISK

The Company and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amounts of those instruments reflect the extent of involvement the Company and its subsidiaries have in particular classes of financial instruments.

The exposure of the Company and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. The Company and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. The Company and its subsidiaries require collateral or other security to support financial instruments with credit risk.
	Contract or
	Notional Amount	Secured
(In thousands)	December 31, 2001	Portion
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$32,058	$25,054
Standby letters of credit and financial guarantees written	1,556	1,556

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company and its subsidiaries evaluate each customers creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

The Company maintains deposits at other financial institutions. These deposits are insured by the Federal Deposit Insurance Corporation up to $100,000. The balance in excess of the insured amount as of December 31, 2001, was approximately $2,300,000.

Federal funds sold to correspondent banks are not insured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - RELATED PARTY TRANSACTIONS

At December 31, 2001, 2000 and 1999 certain Company subsidiary executive officers, directors and companies in which they have a ten percent or more beneficial interest, were indebted to the Company and its subsidiaries in the amounts shown below. All such loans were made in the ordinary course of business and at rates and terms similar to those granted other borrowers.

	December 31,		2001
			New		Other	Ending
(In thousands)	1999	2000	Loans	Payments	Changes	Balance
Aggregate related party loans	$2,765	$2,798	$529	($485)	($133)	$2,709

NOTE 12 - PARENT COMPANY ONLY INFORMATION

Following, in a condensed form, are parent company only statements of financial condition, statements of income and cash flows of Denmark Bancshares, Inc. for the years 2001, 2000 and 1999. The financial information contained in this footnote is to be read in association with the preceding accompanying notes to the consolidated financial statements.
DENMARK BANCSHARES, INC.
Statements of Financial Condition

	December 31,
(In thousands)	2001	2000	1999
Assets
Cash in banks	$694	$624	$1,004
Investment
Banking subsidiary	26,231	23,745	23,675
Nonbanking subsidiaries	6,157	6,073	5,489
Real estate loans (less allowance for credit
losses of $3, $3 and $61, respectively)	195	282	358
Fixed assets (net of depreciation
of $1,709, $1,544 and $1,374)	3,245	3,216	2,980
Other assets	115	58	69
TOTAL ASSETS	$36,637	$33,998	$33,575
Liabilities
Accrued expenses	$65	$64	$59
Dividends payable	601	562	495
Note payable - unrelated bank	2,600	1,500	900
Total Liabilities	$3,266	$2,126	$1,454
Stockholders Equity
Common stock	$9,627	$9,871	$10,031
Paid-in capital	112	112	110
Retained earnings	23,623	21,968	22,319
Accumulated other comprehensive income
Unrealized gains (losses) on securities	9	(79)	(339)
Total Stockholders Equity	$33,371	$31,872	$32,121
TOTAL LIABILITIES AND
STOCKHOLDERS EQUITY	$36,637	$33,998	$33,575

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DENMARK BANCSHARES, INC.
Statements of Income

	For the Years Ended December 31,
(In thousands)	2001	2000	1999
Income
Interest income from loans	$20	$30	$36
Other interest income	5	21	19
Dividend income from banking subsidiary	0	500	1,000
Dividend income from nonbanking subsidiary	600	0	0
Rental income from banking subsidiary	257	257	232
Rental income from nonbanking subsidiary	7	9	9
Total Income	$889	$817	$1,296
Expenses
Management fees to banking subsidiary	$120	$120	$120
Interest expense	130	105	26
Provision for credit losses	0	(58)	0
Depreciation	165	170	138
Other operating expenses	221	177	153
Total Expenses	$636	$514	$437

Income before income taxes and
undistributed income of subsidiaries	$253	$303	$859
Income tax benefit	(109)	(50)	(36)
Income before Undistributed
Income of Subsidiaries	$362	$353	$895
Equity in Undistributed Income of Subsidiaries
Banking subsidiary	2,399	(191)	1,767
Nonbank subsidiaries	84	583	555
NET INCOME	$2,845	$745	$3,217

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DENMARK BANCSHARES, INC.
Statements of Cash Flows

	For the Years Ended December 31,
(In thousands)	2001	2000	1999
Cash Flows from Operating Activities:
Net Income	$2,845	$745	$3,217
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation	165	170	138
Provision for credit losses	0	(58)	0
Equity (earnings) of banking subsidiary	(2,399)	(309)	(2,767)
Equity (earnings) of nonbanking subsidiaries	(684)	(583)	(555)
Dividend from banking subsidiary	0	500	1,000
Dividend from nonbanking subsidiary	600	0	0
(Increase) decrease in other assets	(57)	10	(21)
Increase in accrued expenses	1	5	21
Net Cash Provided by Operating Activities	$471	$480	$1,033
Cash Flows from Investing Activities:
Investment in nonbanking subsidiary	$0	$0	($40)
Capital expenditures	(194)	(406)	(1,040)
Net decrease in real estate loans	88	134	222
Net Cash Used by Investing Activities	($106)	($272)	($858)
Cash Flows from Financing Activities:
Debt proceeds	$1,100	$600	$900
Treasury stock proceeds	134	132	288
Treasury stock purchases	(379)	(290)	(203)
Dividends paid	(1,150)	(1,030)	(851)
Net Cash (Used) Provided by Financing Activities	($295)	($588)	$134

Net Increase (Decrease) in Cash	$70	($380)	$309
Cash, beginning	624	1,004	695
CASH, ENDING	$694	$624	$1,004
Supplemental Disclosure:
Income taxes paid	($51)	($57)	($21)

NOTE 13 - EMPLOYEE STOCK PURCHASE PLAN

In December of 1998, the company adopted an Employee Stock Purchase Plan. All company employees, except executive officers and members of the board of directors, are afforded the option to purchase a maximum number of shares set from time to time by the board of directors. Options granted must be exercised during a purchase period prescribed by the board. Typically options have been approved in December with the purchase period falling in the next year. Options are exercised at fair market value. A recap of option activity is as follows:
			Number
Approved in	Number of		of Options	Option Price
December	Options	Exercised	Exercised	per Share
1999	267	2000	112	$1,180
2000	282	2001	105	$1,276
2001	276	2002	Not Yet Available

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments

For cash and short-term investments, the carrying amount is a reasonable estimate of fair value.

Investment Securities

For securities held for investment purposes and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities

The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings

Rates currently available to the bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.
The estimated fair values of the Companys financial instruments are as follows:

	For the Years Ended December 31,
	2001		2000		1999
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
(In thousands)
Financial Assets
Cash and short-term investments	$30,521	$30,521	$12,721	$12,721	$13,009	$13,009
Investments securities	37,823	38,438	43,046	43,943	42,128	42,362
Loans	268,028	263,313	280,978	277,710	256,625	253,184
Less: Allowance for credit losses	(5,524)	-	(6,572)	-	(3,283)	-
TOTAL	$330,848	$332,272	$330,173	$334,374	$308,479	$308,555
Financial Liabilities
Deposits	$252,688	$254,417	$245,621	$246,824	$211,934	$212,193
Borrowings	58,348	58,839	65,108	65,742	75,206	74,768
TOTAL	$311,036	$313,256	$310,729	$312,566	$287,140	$286,961
Unrecognized Financial Instruments
Commitments to extend credit	$32,058	$32,058	$21,227	$21,227	$24,846	$24,846
Standby letters of credit and financial guarantees written	1,556	1,556	1,622	1,622	1,024	1,024
TOTAL	$33,614	$33,614	$22,849	$22,849	$25,870	$25,870

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Companys financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Companys assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Companys capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. See Note 17 Subsequent Event for additional information concerning the Banks capital ratios.
The Companys actual capital amounts and ratios are also presented in the table below:
					To Be Well Capitalized
					Under Prompt
			For Capital		Corrective
	Amount		Adequacy Purposes:		Action Provision:
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:
Denmark Bancshares, Inc.
Total Capital (to Risk-Weighted Assets)	$34,216,698	14.1%	$19,460,420	>8.0%	$24,325,525	>10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$31,145,346	12.8%	$9,730,210	>4.0%	$14,595,315	> 6.0%
Tier 1 Capital (to Average Assets)*	$31,145,346	9.1%	$13,723,764	>4.0%	$17,154,705	> 5.0%
Denmark State Bank
Total Capital (to Risk-Weighted Assets)	$26,841,907	12.8%	$16,804,918	>8.0%	$21,006,148	>10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$24,186,089	11.5%	$8,402,459	>4.0%	$12,603,689	> 6.0%
Tier 1 Capital (to Average Assets)*	$24,186,089	7.8%	$12,428,060	>4.0%	$15,535,075	> 5.0%
As of December 31, 2000:
Denmark Bancshares, Inc.
Total Capital (to Risk-Weighted Assets)	$32,557,038	13.4%	$19,544,514	>8.0%	$24,305,643	>10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$29,475,211	12.1%	$9,722,257	>4.0%	$14,583,386	> 6.0%
Tier 1 Capital (to Average Assets)*	$29,475,211	8.7%	$13,542,222	>4.0%	$16,927,777	> 5.0%
Denmark State Bank
Total Capital (to Risk-Weighted Assets)	$24,244,672	11.6%	$16,692,227	>8.0%	$20,865,284	>10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$21,591,537	10.4%	$8,346,113	>4.0%	$12,519,170	> 6.0%
Tier 1 Capital (to Average Assets)*	$21,591,537	7.1%	$12,180,524	>4.0%	$15,225,655	> 5.0%
As of December 31, 1999:
Denmark Bancshares, Inc.
Total Capital (to Risk-Weighted Assets)	$32,557,936	14.6%	$17,832,980	>8.0%	$22,291,225	>10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$29,765,404	13.4%	$8,916,490	>4.0%	$13,374,735	> 6.0%
Tier 1 Capital (to Average Assets)*	$29,765,404	9.6%	$12,372,077	>4.0%	$15,465,096	> 5.0%
Denmark State Bank
Total Capital (to Risk-Weighted Assets)	$23,944,069	12.7%	$15,062,635	>8.0%	$18,828,293	>10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$21,585,054	11.5%	$7,531,317	>4.0%	$11,296,976	> 6.0%
Tier 1 Capital (to Average Assets)*	$21,585,054	7.8%	$11,018,701	>4.0%	$13,733,376	> 5.0%
*Average assets are based on the most recent quarters adjusted average total assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - RESTATED FINANCIAL STATEMENTS

The Companys largest subsidiary, Denmark State Bank (Bank) changed its methodology for calculating the allowance for credit losses to reflect the allowance for credit losses in accordance with a Federal Financial Institutions Examination Council (FFIEC) Interagency Policy Statement on Allowance for Loan and Lease Losses (ALLL), issued July, 2001. The Companys management, with the concurrence of federal regulators chose to adopt this methodology for determining the adequacy of the allowance for credit losses retroactively to the year ended December 31, 2000, resulting in a restatement of the financial statements as of December 31, 2000, from those originally reported. The effect of this restatement of the allowance for credit losses is summarized below:
	As Originally
	Stated	As Restated
Allowance for credit losses	$3,471,561	$6,571,561
Retained earnings	23,846,903	21,967,386
Net income before taxes	3,455,634	355,634
Income tax expense (benefit)	830,822	(389,661)
Net income	$2,624,812	$745,295

Management determined that the effect of this change in methodology did not significantly change the allowance for credit losses for 1999.

NOTE 17 SUBSEQUENT EVENT

The Bank underwent a regulatory examination and received its report in January 2002. This report referenced a Memorandum of Understanding that, among other things, will require the Bank to revise its lending policies and documentation of lending decisions, rotate its loan committee members, and maintain the following minimum capital ratios as of June 30 and December 31 of each calendar year the Memorandum is in effect, beginning in 2002:
	Required	Actual Ratio at
	Ratio	December 31, 2001
Tier 1 capital to total assets	8.0%	7.8%
Tier 1 capital to risk weighted assets	9.0%	11.5%
Tier 1 plus tier 2 capital to risk weighted assets	10.5%	12.8%

Management believes that with actions presently being taken, the Bank will comply with the Memorandum of Understanding by the required dates.

MANAGEMENTS DISCUSSION AND ANALYSIS

Managements discussion and analysis of financial condition and results of operations of Denmark Bancshares, Inc. and its subsidiaries ("Company"), is intended as a review of significant factors affecting the Companys consolidated results of operations during the three-year period ended December 31, 2001, and the Companys consolidated financial condition at the end of each year during this period. This discussion should be read in conjunction with the "CONSOLIDATED FINANCIAL STATEMENTS" including the accompanying notes, and the "SELECTED FINANCIAL DATA" presented elsewhere in this report. The Companys subsidiaries are the Denmark State Bank ("Bank"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald").

This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the adequacy of the allowance for loan losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These forward-looking statements are inherently uncertain and actual results may differ from Company expectations. The following factors which, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effect on the Companys future operating results. When relying on forward-looking statements to make decisions

MANAGEMENTS DISCUSSION AND ANALYSIS

with respect to the Company, investors and others are cautioned to consider these and other risks and uncertainties. All forward-looking statements contained in this report are based upon information presently available and the Company assumes no obligation to update any forward-looking statements.

In December 2001, the Bank restated its Consolidated Report of Condition and Income as of December 31, 2000 ("Call Report"), as filed with the Federal Deposit Insurance Corporation ("FDIC") and the State of Wisconsin Department of Financial Institutions, Division of Banking. Subsequently, in January 2002, the Company filed an amended Form 10-K for the period ended December 31, 2000, to reflect the changes made to the Banks Call Report. The changes related primarily to the Banks Allowance for Loan and Lease Losses ("ALLL") and provision for credit losses, with a corresponding effect on income. See the Consolidated Financial Statements Note 16 Restated Financial Statements for additional information concerning the restatement. The following comparative discussion and analysis is based on the restated financial statements contained in this report rather than the Consolidated Financial Statements contained in the 2000 Annual Report previously distributed to shareholders.

REGULATORY MATTERS

On March 13, 2002, the Bank entered into a Memorandum of Understanding ("MOU") with the FDIC and with the State of Wisconsin Department of Financial Institutions, Division of Banking. The MOU is an informal administrative action designed to guide the Bank in its corrective efforts. The MOU was requested by the FDIC following a regularly scheduled examination of the Bank as of September 30, 2001. The MOU requires that the Bank eliminate certain assets from its books, provide for an adequate allowance for loan and lease losses, and amend and refile the Banks Reports of Condition and Income as of December 31, 2000, and forward, to reflect adequate provisions and allowances for loan and lease losses. The Bank believes that it has complied with these requirements. In addition, the MOU requires that management of the Bank implement procedures for the timely recognition of losses, that the Banks Board of Directors determine an appropriate allowance for loan and lease losses on a quarterly basis to be documented and recorded in the minutes, and that the Bank address certain documentation and underwriting concerns. Other significant provisions of the MOU include requirements that the Bank within specific time frames submit written plans to the regulatory agencies to collect or otherwise reduce the balances of certain problem loans, revise the Banks lending policy and practices and submit the revised policy to the regulators for review and comment, implement a comprehensive loan grading and review and reporting system, regularly rotate members of the Loan Committee and improve the Loan Committee loan presentation process, adopt a policy for other real estate owned by the Bank, and report quarterly to the FDIC and the State respecting compliance with the MOU. The MOU also requires that the Bank correct deficiencies in certain loans, eliminate technical exceptions, and correct certain violations, in each case as identified in the examination.

The MOU also requires that the Bank maintain a minimum Tier 1 capital ratio of 8.0% of total assets, Tier 1 capital ratio above 9.0% of risk-weighted assets and total capital (the sum of Tier 1 capital plus Tier 2 capital) above 10.5% of risk-weighted assets. If such ratios are less than the target as of June 30 or December 31 of each calendar year, the Bank shall within 30 days of such dates present to the FDIC and the State a plan to bring the ratios to the minimum required level.

Management and the Board of Directors of the Bank are taking actions to comply with all of the provisions of the MOU. The MOU is in effect until terminated by the FDIC and the State.

As a result of the capital ratio requirements contained in the MOU, management will need to closely monitor the Banks asset growth, earnings and dividends. Asset growth and or dividends may be restricted in order to maintain a minimum Tier 1 capital ratio of 8.0% of total assets. At year-end the Tier 1 capital to total assets ratio was 7.8%. As of January 31, 2002, as a result of earnings, the Banks Tier 1 capital to total assets ratio was 8.1% and has continued to increase thereafter. Also, management expects FDIC deposit insurance premiums to increase by approximately $75,000 in 2002 and to remain higher than previous years during the term of the MOU. Management has also identified, but not quantified, additional expenditures that will occur in part as a result of complying with the terms of the MOU. Additional staff time will be required for loan review, loan collections and reporting to the Board of Directors and regulators. Legal and other expenses related to acquiring and maintaining properties acquired through foreclosure are expected to increase as management reduces problem loans through increased collection efforts.

The Bank has also been informed by the FDIC that it must notify the FDIC in writing at least 30 days prior to the addition or replacement of a board member, and the employment or change in responsibilities of anyone who is or will become a senior executive officer.

MANAGEMENTS DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Earnings Performance

The Company recorded net income of $2,845,126 in 2001. This represents an increase of $2,099,831 or 281.7% compared to 2000 earnings. The increase in net income is primarily attributable to higher net interest income, a decrease in the provision for loan losses and higher noninterest income. Net interest income increased by $2,186,149 primarily as a result of a higher net interest spread. The provision for loan losses decreased by $1,431,035 for the reasons discussed below under Financial Condition Allowance For Credit Losses. Noninterest income increased by $387,896 or 37.2% higher than 2000. These items more than offset higher noninterest expense, which increased by $762,539, and higher income tax expense, which increased by $1,142,710. The increase in noninterest expenses is primarily attributable to increases in salaries and employee benefits expense which increased $401,032 or 8.6% higher than 2000, and higher other operating expenses which increased by $308,294 or 21.3% higher than 2000.

The increase in net income in 2001 followed a decrease of $2,472,088 or 76.8% in 2000 compared to 1999 earnings. The decrease in net income was primarily attributable to higher provision for loan losses. The provision for loan losses increased by $3,251,535 or 1,042.2% higher than 1999. The increase in the provision for loan losses was largely due to the increase and deterioration in impaired loans at year-end. The related allowance for impaired loans increased by $2,333,865 from year-end 1999. For the fourth quarter of 2000 the Company changed its methodology for determining the allowance for loan losses consistent with guidelines published by the FDIC. The Company also increased the risk factor percentages applied to certain categories of the Banks loans used to determine the allowance for loan losses as of December 31, 2000. Higher noninterest expenses and lower net interest income also negatively impacted the results. Noninterest expenses increased by $505,072 or 7.3% higher than 1999. The increase in noninterest expenses is primarily attributable to increases in salaries and employee benefits expense which increased $247,045 or 5.6% higher than 1999, and higher occupancy expense which increased by $136,187 or 20.0% higher than 1999. As a result of a declining net interest spread, net interest income decreased $342,967 or 3.2% lower than the prior year. Interest income increased by $3,561,888 or 16.0% higher than the previous year. Interest expense increased $3,904,855 or 33.7% higher than 1999.

On a per share basis, net income was $52.00 in 2001 compared with $13.58 in 2000 and $58.51 in 1999. Return on average assets for the Company was .83% in 2001 compared to .22% in 2000 and 1.09% in 1999. Return on average equity in 2001 was 8.66% compared to 2.25% and 10.23% in 2000 and 1999, respectively.

Net Interest Income

Net interest income is the largest component of the Companys operating income. Net interest income represents the difference between interest income on earning assets, such as loans and securities, and the interest expense on deposits and other borrowed funds. Net interest income is affected by fluctuations in interest rates and by changes in the volume of earning assets and interest-bearing liabilities outstanding. Net interest income in the following discussion has been adjusted to a taxable equivalent level (tax-exempt interest has been increased to a level that would yield the same after-tax income had that income been subject to tax at a 34% tax rate) and therefore differs from the amount reported in the Consolidated Statements of Income.

Net interest income on a taxable equivalent basis increased 20.7% or $2,310,504 from 2000 to 2001. The increase is primarily attributable to a higher net interest spread, which increased from 2.70% during 2000 to 3.41% during 2001. Net interest income spread is the difference between the average yield earned on assets and the average rate incurred on liabilities. The yield on earning assets fell by 20 basis points from 8.33% to 8.13% while the cost of funds decreased by 91 basis points from 5.63% to 4.72% resulting in an increase in net interest spread of 71 basis points. Management attributes the increase in net interest spread to the decline in market interest rates during 2001. Beginning on January 3, 2001, and ending on December 11, 2001, the Federal Reserve lowered the federal funds rate eleven times for a total reduction of 475 basis points. As a result, banks also lowered the prime rate of interest from 9.50% to 4.75% during the same time period. The Companys net interest spread improved during this rate environment because many of the Companys interest-bearing liabilities, including money market accounts, notes payable and certain FHLB advances, repriced almost immediately. Conversely since the Company has few loans tied to prime the loan portfolio did not reprice as quickly.

As indicated in the tables presented on the following pages, changes in the volume and mix of earning assets and interest-bearing liabilities contributed $0.6 million to net interest income for 2001 compared to 2000, while changes in rates added $1.7 million for a total increase of $2.3 million. Average earning assets increased by $10.6 million or 3.3% during 2001 compared to 2000. Average interest-bearing liabilities increased by $8.5 million or 3.1% during 2001.

MANAGEMENTS DISCUSSION AND ANALYSIS

Net interest income decreased 2.2% or $249,636 from 1999 to 2000. The decrease was primarily attributable to a lower net interest spread, which more than offset increased net interest income generated by larger volume. The Companys net interest spread fell from 3.30% in 1999 to 2.70% during 2000. The yield on earning assets increased by 20 basis points during 2000 while the cost of funds increased by 80 basis points compared to 1999. The decline in the net interest spread was primarily attributed to the rise in short-term rates during 1999 and 2000. The Federal Reserve raised the federal funds rate six times between July 1, 1999 and May 16, 2000.

Average earning assets increased by $37.2 million or 13.2% during 2000 compared to 1999. This increase generated $3.1 million of additional interest income. Average interest-bearing liabilities increased by $35.0 million or 14.6% during 2000. This increase in the volume of interest-bearing liabilities resulted in an increase to interest expense totaling $2.0 million. The net increase to interest income of $1.1 million attributed to the increased volume and mix of earning assets and interest-bearing liabilities was offset by the net decrease in interest income of $1.4 million attributed to the change in average rates outstanding during 2000 compared to 1999.

The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates. Changes that are not due solely to volume or rate have been allocated to rate.
	Year Ended December 31,
	2001			2000
	Increase (Decrease)			Increase (Decrease)
	Due to Change In			Due to Change In
(In thousands)	Average	Average	Total	Average	Average	Total
	Balance	Rate	Change	Balance	Rate	Change
Interest income:
Loans (1)	$580	($235)	$345	$2,602	$514	$3,116
Taxable securities	(659)	10	(649)	(191)	11	(180)
Nontaxable securities (1)	641	(281)	360	358	(90)	268
Federal funds sold	527	(394)	133	199	86	285
Other investments	25	(4)	21	94	72	166
Total interest income	$1,114	($904)	$210	$3,062	$593	$3,655
Interest expense:
NOW accounts	$17	($76)	($59)	($25)	$3	($22)
Savings accounts	(19)	(54)	(73)	(37)	1	(36)
Money market accounts	67	(1,094)	(1,027)	234	631	865
Certificates and other time deposits	1,106	(322)	784	650	683	1,333
Other borrowed funds	(694)	(1,031)	(1,725)	1,135	629	1,764
Total interest expense	$477	($2,577)	($2,100)	$1,957	$1,947	$3,904
Net interest income	$637	$1,673	$2,310	$1,105	($1,354)	($249)

(1) Shown on a fully taxable equivalent basis assuming a Federal income tax rate of 34%.

MANAGEMENTS DISCUSSION AND ANALYSIS

The Companys consolidated average statements of financial condition, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are:
	2001			2000			1999
(In thousands)	Average	Income	Average	Average	Income	Average	Average	Income	Average
	Daily	and	Yield or	Daily	and	Yield or	Daily	and	Yield or
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
ASSETS
Interest-earning assets:
Loans (1) (2)	$275,629	$22,919	8.32%	$268,719	$22,574	8.40%	$237,017	$19,458	8.21%
Investment securities: (3)
Taxable securities	6,199	367	5.92%	17,630	1,016	5.76%	20,981	1,197	5.70%
Nontaxable securities (2)	31,946	2,774	8.68%	25,242	2,414	9.56%	21,633	2,146	9.92%
Federal funds sold	13,856	499	3.60%	5,675	366	6.45%	1,626	80	4.93%
Other investments	3,239	325	10.03%	2,994	304	10.15%	1,783	138	7.73%
Total Earning Assets	$330,869	$26,884	8.13%	$320,260	$26,674	8.33%	$283,040	$23,019	8.13%
Noninterest-earning assets:
Cash and due from
banks	$7,330			$6,231			$6,245
Allowance for credit
losses	(6,307)			(3,364)			(3,222)
Premises and equipment	4,585			4,566			3,589
Other assets	7,982			5,988			5,826
TOTAL ASSETS	$344,459			$333,681			$295,478

LIABILITIES AND STOCKHOLDERS EQUITY
Interest-bearing liabilities:
NOW accounts	$12,340	$178	1.44%	$11,490	$237	2.06%	$12,735	$259	2.03%
Savings accounts	13,634	260	1.91%	14,470	332	2.29%	16,080	368	2.29%
Money market accounts	61,641	2,209	3.59%	60,402	3,237	5.36%	54,970	2,372	4.32%
Time deposits	132,179	7,718	5.84%	114,003	6,934	6.08%	102,152	5,601	5.48%
Other borrowed funds	63,975	3,038	4.75%	74,892	4,763	6.36%	54,329	2,999	5.52%
Total Interest-
Bearing Liabilities	$283,769	$13,403	4.72%	$275,257	$15,503	5.63%	$240,266	$11,599	4.83%

Non-interest-bearing liabilities and stockholders equity:
Demand deposits	$25,458			$22,926			$21,606
Other liabilities	2,397			2,432			2,144
Stockholders equity	32,835			33,066			31,462
TOTAL LIABILITIES
AND STOCKHOLDERS
EQUITY $000,000	$344,459			$333,681			$295,478
Net interest income
and rate spread		$13,481	3.41%		$11,171	2.70%		$11,420	3.30%

  Nonaccrual loans are included in the average daily balance figure, but interest income associated with these loans is recognized under the cash basis method of accounting.

  The yield on tax-exempt loans and securities is computed on a tax-equivalent basis using a tax rate of 34%.

  Securities are shown at amortized cost.

MANAGEMENTS DISCUSSION AND ANALYSIS

Noninterest Income

Total noninterest income was $1,430,439, an increase of $387,896 or 37.2% in 2001. The increase is primarily the result of higher gains from the sale of loans, which increased by $270,912. The Bank sold $26.6 million of residential real estate loans to the secondary mortgage market during 2001 compared to $1.4 million during the previous year. Mortgage refinancing activity was robust during 2001 as long-term fixed mortgage rates fell by an average of 100 to 150 basis points during 2001. Appraisal fees were $33,800 higher during 2001 compared to the previous year. The number of appraisals performed each year is closely related to the number of residential loans sold to the secondary mortgage market because these loans typically require a recent appraisal. Commissions from insurance sales increased by $83,786 during the most recent year. The higher commissions are mostly attributable to bonuses received based on volume and loss experience from prior years. Management expects a decline in the bonuses received during 2002 and consequently lower income from insurance activities. The Bank implemented service charge increases during the third quarter of 2001 and as a result overdraft fees increased $54,646 compared to 2000. Brokerage fees and commissions from the sales of common stocks, mutual funds and annuities decreased by $57,773 during 2001 compared to 2000. Management attributes the decline to the volatility in the equity markets and a slowing economy, which combined to curtail investment activity.

Noninterest income decreased by $28,217 in 2000 compared to 1999. The decrease was primarily the result of a decrease in appraisal fees, which were $41,002 lower than the previous year and a decrease of $22,306 from the sale of loans. The volume of secondary market loans sold was significantly lower during 2000 because of higher mortgage rates prevailing during 2000. Commissions from the sales of insurance and mutual funds decreased by $18,707 during 2000 compared to 1999. These decreases were partially offset by increases in ATM surcharges and check card fees which rose by $28,771 and overdraft fees which increased by $21,001.

The following table sets forth certain items of noninterest income:
				Percent
(In thousands)				Increase (Decrease)
Noninterest income:	2001	2000	1999	2001/00	2000/99
Service fees and commissions	$851	$765	$761	11.2%	0.5%
Investment security gains	6	0	(4)	N/A	100.0
Other	573	277	313	106.9	(11.5)
Total noninterest income	$1,430	$1,042	$1,070	37.2%	(2.6)%

Noninterest Expense

Salaries and employee benefits expense increased $401,032 or 8.6% in 2001. The increase is primarily attributable to an increase of $217,371 or 6.4% in salaries. The average number of full-time equivalent employees was 90 and 88 for the years ended December 31, 2001 and 2000, respectively. Higher insurance benefits, which increased by $150,118 or 23.0% in 2001, also contributed to the overall increase in salaries and benefits expense.

Occupancy expenses increased by $81,286 primarily as a result of higher depreciation expense which rose $51,510. Capital expenditures totaled $316,361, $970,817 and $1,130,272 for the years ended December 31, 2001, 2000 and 1999, respectively. The major outlays during 2000 were for the remodeling of the Bellevue facility while the major outlays during 1999 included the Bellevue remodeling and technology improvements.

Other operating expenses increased $308,294 or 21.3% in 2001. The Bank incurred $169,795 of expenses to repair and maintain properties acquired and held as other real estate during 2001. Most of these costs were one-time charges. However, insurance expense, utilities and real estate taxes are ongoing expenditures that will be incurred for the properties held at year-end and any subsequently acquired. Professional fees were $142,681 in 2001 compared to $57,749 in 2000, an increase of $84,932. Professional fees include expenditures for legal, audit, tax and appraisal services. The increase is attributable to additional legal expenses incurred to collect delinquent loans and higher legal and audit fees incurred in connection with the restatement of the December 31, 2000 financial statements. The amortization of intangibles increased by $39,310 in 2001. McDonald reduced goodwill associated with the previous purchase of insurance agencies from $243,764 at year-end 2000 to $180,850 at December 31, 2001. The amortization for 2001 was $62,914 compared to $22,432 in 2000.

During 2000, salaries and employee benefits expense increased $247,045 or 5.6%. The increase was primarily attributable to an increase of $152,657 in salaries and higher insurance benefits which increased by $188,900. Occupancy expenses increased by $136,187 primarily as a result of higher depreciation expense which rose $94,671. Data processing expenses increased by $113,467. Included are one-time expenses of $33,000 for design and implementation of a comprehensive network security plan and $10,000 to implement check image technology.

MANAGEMENTS DISCUSSION AND ANALYSIS

The efficiency ratios (total noninterest expense divided by the sum of net interest income on a fully taxable equivalent basis and noninterest income excluding securities gains or losses) were 55.1%, 61.1% and 55.6% for the years ended December 31, 2001, 2000 and 1999, respectively.

The following table sets forth certain items of noninterest expense:
				Percent
(In thousands)				Increase (Decrease)
Noninterest Expense:	2001	2000	1999	2001/00	2000/99
Salaries and employee benefits	$5,045	$4,644	$4,397	8.6%	5.6%
Occupancy expenses	897	816	680	9.9	20.0
Data processing expenses	523	551	437	(5.1)	26.1
Marketing expenses	209	254	234	(17.7)	8.5
Amortization of intangibles	259	219	213	18.3	2.8
Printing and supplies expenses	180	192	199	(6.3)	(3.5)
Directors and committee fees	204	200	189	2.0	5.8
Other operating expenses	902	580	602	55.5	(3.7)
Total noninterest expense	$8,219	$7,456	$6,951	10.2%	7.3%

FINANCIAL CONDITION

The following table sets forth certain assets and liabilities of the Company on a consolidated basis as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):
				Percentage
				Increase (Decrease)
(In thousands)	2001	2000	1999	2001/00	2000/99
Federal funds sold	$20,856	$5,328	$3,505	291.4%	52.0%
Investment securities	37,823	43,046	42,128	(12.1)	2.2
Loans (includes loans held for sale)	268,028	280,977	256,625	(4.6)	9.5
Allowance for credit losses	(5,524)	(6,572)	(3,283)	(15.9)	100.2
Total assets	346,374	345,299	321,393	0.3	7.4
Deposits	252,688	245,621	211,934	2.9	15.9
Other borrowed funds	58,348	65,108	75,206	(10.4)	(13.4)
Stockholders equity	33,371	31,872	32,121	4.7	(0.8)

Total assets at December 31, 2001, were $346.4 million. This represents an increase of $1.1 million, or 0.3% over year-end 2000. Total loans declined by $12.9 million or 4.6% lower than the previous year-end. The decrease in loans is primarily attributable to the sale of $26.6 million of fixed-rate residential loans to the secondary mortgage market. Available-for-sale investment securities declined by $14.7 million at year-end. During 2001, $13.5 million of U.S. Government agency securities were called. The proceeds were used primarily to increase the tax-exempt (classified as held-to-maturity) securities portfolio in order to reduce taxable income. Federal funds sold increased by $15.5 million primarily as a result of the liquidity provided by the sale of loans. Total deposits increased by $7.1 million or 2.9% higher than the previous year-end. The deposit growth, combined with the decline in the loan portfolio, allowed the Company to reduce other borrowings by $6.8 million.

At December 31, 2000, total assets increased by $23.9 million or 7.4% higher than the previous year-end. The Bank experienced above average loan growth during 2000. Total loans increased by $24.4 million or 9.5% higher compared to a year earlier. Total deposits increased by $33.7 million or 15.9% higher than the previous year-end. A special CD promotion during the third quarter of 2000 produced $15 million in new deposits. Management also attributes the deposit growth to volatility in the equity markets and to the higher interest rates prevailing during the year. The deposit growth allowed the Company to fund loans and also to reduce other borrowings by $10.1 million.

MANAGEMENTS DISCUSSION AND ANALYSIS

Investments

Investment balances in various categories at the end of each of the last three years were as follows:
	December 31,
	2001		2000		1999
	Amortized	Fair	Amortized	Fair	Amortized	Fair
(In thousands)	Cost	Value	Cost	Value	Cost	Value
U.S. Government agencies	$0	$0	$13,498	$13,382	$13,498	$12,982
Mortgage-backed securities	1,523	1,537	3,085	3,072	4,751	4,713
State and municipal securities	36,026	36,641	26,578	27,475	24,390	24,625
Other securities	260	260	15	15	43	43
TOTAL	$37,809	$38,438	$43,176	$43,944	$42,682	$46,682

Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

At December 31, 2001, the carrying value of investment securities totaled $37.8 million, a decrease of $5.2 million, or 12.1% lower than year-end 2000. The U.S. Government agencies as of year-end 2000 consisted of callable securities, which were called prior to maturity because of the lower short-term interest rates prevailing during 2001. The municipal securities portfolio increased by $9.4 million during 2001 in order to increase tax-exempt income. The securities purchased consisted of general obligation and revenue bonds with a minimum A rating (except for non-rated Wisconsin municipalities) with 15 to 17 year final maturities. These securities provided favorable tax equivalent yields compared to the yields on taxable securities. The carrying value at December 31, 2001, includes $14,890 of net unrealized gains on available-for-sale securities compared to $128,844 of net unrealized losses at year-end 2000. The net unrealized gains of the held-to-maturity securities amounted to $615,195 as of December 31, 2001, compared to $896,743 at year-end in 1999.

The following table shows the maturities of investment securities at December 31, 2001, and the weighted average yields of such securities:
	Mortgage-backed		State and Municipal
	Securities		Securities		Other Securities		Total Securities
	Amortized		Amortized		Amortized		Amortized
(In thousands)	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Yield
Due in one year or less	$0	-	$655	11.91%	$260	4.14%	$915	9.37%
Due from one to five years	534	6.59%	4,122	9.51%	-	-	4,656	9.18%
Due from six to ten years	989	6.64%	7,253	8.80%	-	-	8,242	8.54%
Due after ten years	0	-	23,996	7.90%	-	-	23,996	7.90%
TOTAL	$1,523	6.62%	$36,026	8.34%	$260	4.14%	$37,809	8.23%

Yields on tax-exempt securities have been computed on a fully taxable equivalent basis, assuming a Federal income tax rate of 34%. Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Money market mutual funds classified as other securities have been included in "Due in one year or less" in the table above. The average maturity of the portfolio was 10.9 years as of December 31, 2001, compared to 6.5 years and 6.5 years at year-end in 2000 and 1999, respectively. Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

MANAGEMENTS DISCUSSION AND ANALYSIS

The following table shows the average balance and tax equivalent yield for each of the last three years:
	December 31,
	2001		2000		1999
	Average		Average		Average
(In thousands)	Balance	Yield	Balance	Yield	Balance	Yield
Taxable securities	$6,199	5.92%	$17,630	5.76%	$20,981	5.70%
Nontaxable securities	31,946	8.68%	25,242	9.56%	21,633	9.92%
TOTAL	$38,145	8.23%	$42,872	8.00%	$42,614	7.84%

The average tax equivalent yield declined during each of the last two years for nontaxable securities as higher yielding securities that matured or were called were replaced with lower yielding securities of substantially the same quality. The Company has increased the nontaxable investment portfolio during the last three years in order to take advantage of higher after tax yields available and to minimize income taxes.

There were no significant concentrations of investments (greater than 10 percent of stockholders equity) in any individual security issuer, except for securities issued by U.S. Government agencies and corporations.

Loans

The following table sets forth major types of loans (excluding loans held for sale) and the percentage of total loans for each type at the end of the last three years:
	December 31,
	2001		2000		1999
(In thousands)	Amount	%	Amount	%	Amount	%
Real Estate	$172,889	65.2%	$185,991	66.3%	$166,033	64.8%
Commercial	73,129	27.6%	74,718	26.6%	71,174	27.8%
Installment	17,995	6.8%	19,008	6.8%	18,257	7.1%
Other	1,094	0.4%	955	0.3%	865	0.3%
TOTAL	$265,107	100.0%	$280,672	100.0%	$256,329	100.0%

The following sets forth the maturities of various categories of loans (excluding loans held for sale) at December 31, 2001:

		Due from
	Due in One	One to	Due after
	Year or Less	Five Years	Five Years
(In thousands)
Real Estate	$146,677	$25,735	$477
Commercial	61,593	11,051	485
Installment	8,455	9,425	115
TOTAL	$216,725	$46,211	$1,077

Substantially all loans maturing over one year are at fixed interest rates.

Of the real estate loans shown in the above table, $94.5 million or 55% are residential mortgages, the Companys largest single category of loans. Approximately $86.3 million of these are one-year notes, which are renewed annually, subject to updated credit and collateral valuation information but generally without fees or closing costs to the customer. The remaining residential mortgages are fixed rate loans for three and five year terms. Virtually all of these notes amortize principal indebtedness over a ten to twenty-five year period, and are repriceable at fixed rates that generally follow prevailing longer-term rates.

MANAGEMENTS DISCUSSION AND ANALYSIS

At December 31, 2001, $58.2 million or 22% of the Companys outstanding loans were deemed "agriculture-related", constituting the highest industrial concentration in the portfolio. Of these loans, over 90% relate directly to the dairy farming industry. Virtually all of these notes are written on a one-year basis, which allows the Company to review credit information and collateral values annually to ensure continued loan quality.

The Company does not make unsecured loans other than credit card advances, which aggregated $650,867 or .25% of total loans outstanding, personal reserve overdraft protection accounts, which aggregated $320,294 or .12% of total loans outstanding and deposit account overdrafts totaling $122,373 at December 31, 2001.

The following table shows nonaccrual loans by primary collateral as of December 31, 2001:

Amount
Secured By Real Estate
Farm	$426,402
1 to 4 family residential	3,100,803
Commercial	1,689,678
Subtotal	$5,216,883
Secured by business assets	1,629,967
Secured by other assets	136,609
TOTAL	$6,983,459

Nonaccrual loans totaled $6,983,459, $8,145,519 and $7,835,123 at December 31, 2001, 2000 and 1999, respectively. Approximately $5.2 million of the total nonaccrual loans at December 31, 2001, are real estate loans. Management considers these loans adequately secured. Approximately $1.6 million of the total nonaccrual loans are secured by business assets. Of the nonaccrual loans secured by business assets, $541,032 are secured by used automobiles and parts, $441,098 are secured by trucking equipment and $401,801 are secured by equipment used in logging and lumber businesses. These loans are marginally secured and management expects some charge-offs to occur in 2002. Approximately $1.3 million of the total nonaccrual loans (including both loans secured by real estate and loans secured by business assets) are concentrated in three businesses that derive their primary source of income from the sale of used automobiles and parts. The Bank incurred charged-offs totaling $863,847 to these three borrowers during 2001 and $81,394 subsequent to year-end (which reflects some of the expected charge-offs in 2002 for nonaccrual loans secured by business assets described above). The Bank has initiated legal proceedings against all three of the businesses.

The Company has no accruing loans that are past due 90 days or more. The Banks policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on managements view of the financial condition of the borrower. Previously accrued but uncollected interest on loans placed on nonaccrual status is charged against the current earnings, and interest income thereafter is recorded only when received.

Restructured loans at December 31, 2001, were $886,617 compared to $3,507,825 and $3,312,693 in 2000 and 1999, respectively. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate. The restructured loans at year-end involved the lengthening of the amortization period. Restructured loans declined at year-end 2001 because a $1.8 million loan previously considered restructured is performing as agreed since the second quarter of 1999 and is paying a market rate and consequently is no longer considered restructured and a $1.0 million loan was transferred to other real estate owned during 2001.

Potential problem loans totaled $13,313,347 as of December 31, 2001. Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Managements decision to place loans in this category does not necessarily mean that the Company expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny. The potential problem loans are not concentrated in a particular industry or type.

Other real estate owned, which is included in other assets, totaled $1,129,506 and $119,449 at December 31, 2001 and 2000, respectively. The other real estate held at December 31, 2001, consisted of three commercial properties and a residential property acquired in satisfaction of loans. Subsequent to year-end one of the commercial properties booked at $400,000 was sold for net proceeds of approximately $440,000.

MANAGEMENTS DISCUSSION AND ANALYSIS

The following table sets forth certain data concerning nonaccrual loans, restructured loans and other real estate owned (property acquired through foreclosure or in satisfaction of loans):
	December 31,
	2001		2000		1999
		% of Total		% of Total		% of Total
(In thousands)	Amount	Loans	Amount	Loans	Amount	Loans
Nonaccrual loans (1)	$6,983	2.61%	$8,146	2.90%	$7,835	3.05%
Restructured loans (2)	-	-	1,758	0.63%	-	-
TOTAL	$6,983	2.61%	$9,904	3.53%	$7,835	3.05%
Other real estate owned	$1,130		$119		$0

  Includes impaired loans of $3,838,623, $6,546,199 and $6,533,918 as of December 31, 2001, 2000 and 1999, respectively.

  Excludes restructured loans of $886,617, $1,750,072 and $3,312,693 as of the years ended December 31, 2001, 2000 and 1999, respectively, which are included with nonaccrual loans.

Allowance For Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit. The evaluations take into consideration a number of factors, including the Banks and DACCs loss experience in relation to outstanding loans and the existing level of the allowance for credit losses, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, regular examinations and appraisals of loan portfolios conducted by state and federal supervisory agencies, and current and anticipated economic conditions. The increase and deterioration in impaired loans at year-end 2000 was largely responsible for the substantial increase in the provision for loan losses in 2000. For the fourth quarter of 2000 the Company changed its methodology for determining the allowance for loan losses consistent with guidelines published by the FDIC. The Company also increased the risk factor percentages applied to certain categories of the Banks loans used to determine the allowance for loan losses as of December 31, 2000. The risk factor percentages were increased for most of the types of loans but in particular commercial loans and commercial real estate loans were assigned the highest risk factors and increased the most over the previous years risk factor percentages. The same risk factor percentages were used at December 31, 2001. The allowance for credit losses represents managements best judgment as to a prudent aggregate allowance in connection with the total loan portfolio.

At December 31, 2001, the Companys investment in impaired loans totaled $4,475,345 compared to $8,303,953 one year earlier. The reduction in impaired loans at year-end is primarily the result of charging-off $2.3 million of these loans and transferring $1.0 million to other real estate during 2001. The impaired loans required a related allowance for credit losses of $740,334 at December 31, 2001.

In 2001 the Companys provision for credit losses was $2,132,500 compared to $3,563,535 and $312,000 during 2000 and 1999, respectively. Net charge-offs were $3,179,768 for the year ended December 31, 2001, compared to net charge-offs of $274,786 and $87,806 for the years ended 2000 and 1999, respectively. The ratio of allowance for credit losses to total loans at year-end was 2.06% compared to 2.34% at December 31, 2000. The net decrease to the allowance was $1,047,268 or 15.9% lower than year-end 2000. Although the allowance for losses declined at year-end because net-charge-offs exceeded the provision for loan losses, an adequate allowance was maintained because total loans outstanding declined by $12.9 million and the portion of the allowance required for impaired loans fell by $1.9 million. In determining the adequacy of the allowance for losses at year-end the Company utilized the same risk factor percentages for loans other than impaired loans that it used at December 31, 2000.

The Companys ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 4.27% at December 31, 2001, compared to 3.99% and 3.72% at December 31, 2000 and 1999, respectively.

MANAGEMENTS DISCUSSION AND ANALYSIS

The Companys portfolio is heavily concentrated in the Banks three-county primary service area and would be subject to fluctuations in local economic conditions. The Company does have a concentration of agricultural-related loans amounting to approximately 21.9% of total loans as of December 31, 2001. The factors that influence the agricultural economy are complex and difficult to predict. The prices paid to dairy farmers for milk have fluctuated significantly during the last three years. Management believes these price fluctuations are cyclical and underwriting practices have taken these fluctuations into consideration. Agricultural loans more than 30 days past due (including nonaccrual loans) totaled $631,875 at December 31, 2001. This represents .24% of total loans outstanding and 5.5% of the Companys total past due loans. During 2001 there were $5,590 of net recoveries on loans considered agricultural-related compared to $49,532 of net charge-offs during 2000. Management does not believe that these risks associated with the Companys loan portfolio have changed materially during the past three years.

Management believes its allowance for credit losses as of December 31, 2001, of $5,524,293 (equal to 2.06% of the total loans) is adequate to cover credit risks in the loan portfolio.

Changes in the allowance for credit losses in each of the three most recent years were as follows:
	Year Ended December 31,
	2001	2000	1999

Balance - beginning of year	$6,571,561	$3,282,812	$3,058,618
Charge-offs:
Commercial loans	$2,323,130	$267,158	$107,815
Credit cards and related plans	13,997	5,156	8,898
Installment	49,603	31,021	33,616
Real estate	840,790	0	0
	$3,227,520	$303,335	$150,329

Recoveries:
Commercial loans	$14,892	$6,843	$15,848
Credit cards and related plans	1,168	7,353	4,541
Installment	6,223	14,353	38,193
Real estate	25,469	0	3,941
	$47,752	$28,549	$62,523

Net charge-offs	$3,179,768	$274,786	$87,806

Provision charged to operations	$2,132,500	$3,563,535	$312,000

Balance - end of year	$5,524,293	$6,571,561	$3,282,812

Ratio of net charge-offs during the year to average
loans outstanding during the year	1.15%	0.10%	0.04%

Ratio of allowance for credit losses to total loans at
the end of year	2.06%	2.34%	1.28%

MANAGEMENTS DISCUSSION AND ANALYSIS

In 2001 the Companys ratio of charge-off loans to average loans outstanding was 1.17% compared to .11% and .06% during 2000 and 1999, respectively. The charge-offs during 2001 include $2.2 million attributable to four borrowers that derived their income from the sale of used automobiles and parts. Weaknesses in the Banks floor plan lending procedures combined with apparent fraud on the part of the borrowers contributed to the losses. Assets subject to security interests were sold without a corresponding reduction of the loans. The Company does not expect future recoveries from these borrowers. The 2001 charge-offs also include $346,000 of a loan to a real estate developer. Subsequent to year-end, the borrower provided additional collateral in the form of undeveloped residential lots. Management expects to recover the entire charge-off when the lots are sold. Also included in the charge-offs for the most recent year are $340,000 of loans to two businesses in the logging and lumber business. One of the businesses is being liquidated and some recovery is likely. The other business is a long-term workout with recoveries ongoing as monthly payments are received. Subsequent to year-end, the Bank has charged-off approximately $300,000 of additional loans. Of theses charge-offs $122,258 relates to a loan to a trucking company currently in bankruptcy proceedings and $81,394 relates to loans to three used automobile dealers who had nonaccrual loans at year-end as discussed above.

Deposits

The following table sets forth the deposits as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):
				Percent
				Increase (Decrease)
(In thousands)	2001	2000	1999	2001/00	2000/99
Non-interest bearing accounts	$30,187	$33,635	$26,387	(10.3)%	27.5%
NOW accounts	13,732	13,094	12,611	4.9	3.8
Savings accounts	14,135	13,505	15,506	4.7	(12.9)
Money market accounts	64,687	56,409	57,726	14.7	(2.3)
Certificates of deposit and other time deposits	129,947	128,978	99,704	0.8	29.4
Total deposits	$252,688	$245,621	$211,934	2.9%	15.9%

At December 31, 2001, total deposits were $252,687,672, an increase of $7,066,369 or 2.9% compared to December 31, 2000. The decrease in non-interest bearing deposits is primarily attributable to a business depositor whose balance at year-end was $3.2 million lower than the previous year-end. The combined balances of money market and passbook savings accounts increased $8.9 million or 12.7% at year-end while certificates of deposit increased by $1.0 million or 0.8%. Management attributes the growth in the liquid savings accounts and the flatness of growth in certificates of deposit to the interest rate environment. The one-year CD rate dropped from 6.5% at the beginning of the year to 2.75% at year-end. The yield on money market accounts dropped from 5.80% to 1.63% at year-end. Some depositors were unwilling to invest in certificates at these historically low levels and consequently left the funds in the more liquid money market accounts waiting for other investment opportunities. The Bank continues to face strong competition for core deposits in all of its market areas.

Total deposits increased $33,687,647 or 15.9% at December 31, 2000, compared to year-end 1999. The increase in non-interest bearing deposits was primarily attributable to a business depositor whose balance at year-end was $4.2 million higher than the previous year-end. Money market and passbook savings accounts decreased at year-end as depositors shifted funds from these accounts into higher yielding certificates of deposit during 2000. Certificates of deposit and other time deposits increased by $29.3 million or 29.4% compared to the previous year-end. During July 2000, the Bank offered for one week a twelve-month fixed rate certificate of deposit. The special rate promotion, which generated approximately $15 million in new deposits, was offered in conjunction with the grand re-opening of the remodeled Bellevue facility. Nearly all of the deposits generated with this promotion were retained and renewed for twelve months upon their maturity in July 2001. Total deposits attributable to the Bellevue Office increased by $20.7 million or 34.8% at year-end 2000 compared to December 31, 1999. Management also attributes the growth in certificates of deposit to the higher interest rates prevailing during 2000 and to the guaranteed return and stability offered to investors compared to the volatility exhibited in the equity markets during 2000.

MANAGEMENTS DISCUSSION AND ANALYSIS

The following table shows, as of December 31, 2001, the maturities of time certificates of deposit in amounts of $100,000 or more and other time deposits in amounts of $100,000 or more:
	3 Months	3 to 6	7 to 12	Over 12
	Or Less	Months	Months	Months	Total
(In thousands)
Certificates of deposit	$5,755	$2,683	$10,660	$4,046	$23,144
Other time deposits	1,236	834	932	4,057	7,059
Total	$6,991	$3,517	$11,592	$8,103	$30,203

Other Borrowed Funds

The following sets forth information concerning other borrowed funds for the Company during each of the last three years:
	December 31,
(In thousands)	2001	2000	1999
Short-term borrowings:
Notes payable to banks	$24,261	$26,237	$26,909
Federal Home Loan Bank advances	0	16,300	31,200
Securities sold under agreements to repurchase	0	478	0
Total short-term borrowings	$24,261	$43,015	$58,109

Long-term debt:
Federal Home Loan Bank advances	$32,000	$22,000	$17,000
Other long-term debt	2,087	92	98
Total long-term debt	$34,087	$22,092	$17,098
Total other borrowed funds	$58,348	$65,107	$75,207

Short-term borrowings:
Average amounts outstanding during the year	$31,129	$51,417	$38,916
Average interest rates on amounts outstanding during the year	4.84%	6.46%	5.18%
Weighted average interest rate at year end	2.51%	6.87%	5.96%
Maximum month-end amounts outstanding	$42,215	$64,935	$58,109

The Company utilizes a variety of short-term and long-term borrowings as a source of funds for the Companys lending and investment activities and for general business purposes. The Company has in place asset/liability and interest rate risk guidelines that determine in part whether borrowings will be short-term or long-term in nature. Federal Home Loan Bank (FHLB) advances and notes payable to banks consists of secured borrowing under existing lines of credit. At December 31, 2001, the Company had $99.0 million of established lines of credit.

DACCs primary sources of funding are short-term and long-term notes payable to banks. As of December 31, 2001, DACC had established lines of credit of $37 million of which $21.7 million were drawn in the form of short-term notes payable and $2.0 million in long-term notes payable.

Deposit growth during 2001, combined with the decline in total loans allowed the Bank to reduce borrowings from the FHLB during 2001. The total of short and long-term advances decreased by $6.3 million from $38.3 million at December 31, 2000, to $32.0 million at year-end. In April 2002, a $15.0 million FHLB long-term advance is maturing.

MANAGEMENTS DISCUSSION AND ANALYSIS

Management considers it likely the advance will be reduced by $10.0 million and the remaining $5.0 million will be refinanced. Strong deposit growth during 2000 allowed the Bank to reduce FHLB borrowings by $9.9 million.

Note 7 - Long-Term Debt of the Notes To Consolidated Financial Statements contains information concerning the significant terms of the long-term borrowings.

Stockholders Equity

Pursuant to regulations promulgated by the Federal Reserve Board, bank holding companies are required to maintain minimum levels of core capital as a percentage of total assets (leverage ratio) and total capital as a percentage of risk-based assets. Under these regulations, the most highly rated banks must meet a minimum leverage ratio of at least 3%, while lower rated banks must maintain a ratio of at least 4%. The regulations assign risk weightings to assets and off-balance sheet items and require a minimum risk-based capital ratio of 8%. At least half of the required 8% must consist of core capital. Core capital consists principally of shareholders equity less intangibles, while qualifying total capital consists of core capital, certain debt instruments and a portion of the allowance for credit losses. The table set forth below describes the ratios of the Company as of December 31, 2001, and the applicable regulatory requirements.

	Ratio	Regulatory Requirements
Equity as a % of assets	9.6%	N/A
Core capital as a % of average assets	9.1%	4.0%
Core capital as a % of risk-based assets	12.8%	4.0%
Total capital as a % of risk-based assets	14.1%	8.0%

The Companys core and risk-based capital ratios, as shown in the table, are well above the minimum levels. As previously discussed, the Bank entered into a Memorandum of Understanding (MOU) with the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division") on March 13, 2002, that requires, among other things, that the bank maintains a minimum of Tier 1 (core) capital ratio of 8.0% of total assets, Tier 1 capital above 9.0% of risk-weighted assets and total capital (the sum of Tier 1 capital plus Tier 2 capital) above 10.5 % of risk-weighted assets. See Note 17 Subsequent Events of the Notes to the Consolidated Statements for additional information. This requirement of the MOU will limit the Banks asset growth and amount of dividends available to be paid to the Company.

Stockholders equity at December 31, 2001, increased 4.7% to $33,371,362 or $611 per share, compared with $31,872,213 or $582 per share one year ago. Cash dividends declared in 2001 were $21.75 per share compared with $20.00 and $17.25, in 2000 and 1999, respectively. The dividend payout ratio (dividends declared as a percentage of net income) was 41.8%, 147.2% and 29.5% in 2001, 2000 and 1999, respectively.

The ability of the Company to pay dividends on the Common Stock is largely dependent upon the ability of the Bank to pay dividends on the stock held by the Company. The Banks ability to pay dividends is restricted by both state and federal laws and regulations. The Bank is subject to policies and regulations issued by the FDIC and the Division, which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division. At the present time written consent of the Division is required for the payment of dividends by the Bank which exceeds current year income. While the MOU is in effect, the Bank must maintain the required capital ratios outlined in the MOU. The MOU establishes higher capital requirements than those applicable under federal regulations. This requirement could limit the amount of dividends the Bank pays to the Company. Note 15 Regulatory Matters and Note 17 Subsequent Events of the Notes To Consolidated Financial Statements contains information concerning capital ratios of the Bank.

Management believes that 2002 earnings of the Bank will be sufficient to pay dividends to the Company and maintain an 8.0% tier 1 capital ratio for the Bank, as required by the MOU. The Company could also receive dividends from DACC. In December 2001, DACC paid $600,000 in dividends to the Company. For the year ended December 31, 2001 DACC had net income of $741,406. The core capital ratio of DACC as of December 31, 2001, was 19.7%. DACC has the earnings and capital strength to provide additional dividends to the Company.

MANAGEMENTS DISCUSSION AND ANALYSIS

Liquidity

Liquidity refers to the ability of the Company to generate adequate amounts of cash to meet the Companys needs for cash. Loan requests typically present the greatest need for cash but liquidity must also be maintained to accommodate possible outflows in deposits. During 2001, net cash provided by operating activities amounting to $2.4 million, a $5.6 million decrease in investment securities, a $10.6 million decrease in loans and an increase in deposits amounting to $7.1 million, as shown in the Consolidated Statements of Cash Flows, provided sources of funding. The increase in federal funds sold of $15.5 million and the net decrease in other borrowings of $6.8 million were the major uses of cash during 2001.

During 2000 the major sources of funds were loan repayments, net cash provided by operating activities of $3.4 million and an increase in deposits amounting to $33.7 million. The net increase in loans of $25.9 million and the net decrease in other borrowings of $10.1 million were the major uses of cash during 2000.

The Bank maintains liquid assets to meet its liquidity needs. These include cash and due from banks, marketable investment securities designated as available-for-sale and federal funds sold. The Bank also has the ability to borrow approximately $8 million by means of the purchase of short-term federal funds from its principal correspondent banks. Management strives to maintain enough liquidity to satisfy customer credit needs, meet deposit withdrawal requests and any other expected needs for cash. Excess liquid assets are reallocated to achieve higher yields. One ratio used to measure the liquidity of banking institutions is the net loan to deposit ratio. The net loan to deposit ratio of the Bank was 92.0%, 100.2% and 104.2% at December 31, 2001, 2000 and 1999, respectively. A high net loan to deposit ratio creates a greater challenge in managing adverse fluctuations in deposit balances and consequently this can limit growth. The net loan to deposit ratio reflects only on-balance sheet items. Off-balance sheet items such as commitments to extend credit and established borrowing lines of credit also affect the liquidity position.

In order to increase available funding sources the Bank is a member of the Federal Home Loan Bank (FHLB) of Chicago. As of December 31, 2001, the amount owed to the Federal Home Loan Bank was $32.0 million. The borrowings are secured by residential mortgages. The amount of eligible borrowing from the FHLB of Chicago is determined by the amount of the residential loans held by the Bank and by the amount of common stock of FHLB of Chicago purchased by the Bank. The maximum amount of collateral that can be pledged to FHLB by the Bank is limited by state law to four times capital. The Bank could borrow an additional $26.0 million from the FHLB based on its $3.0 million investment in FHLB common stock and eligible collateral. The Bank also sells loans to DACC and to the secondary mortgage market to improve its liquidity position. During 2001 the Bank sold $26.6 million of residential loans to the secondary mortgage market.

Other sources of liquidity for the Company consist of established lines of credit by DACC and by the parent company. As of December 31, 2001, DACC has unused lines of credit of $13.3 million and the parent company has an available line of credit of $1.4 million. See Note 10 - Financial Instruments with Off-Balance Sheet Risk in the Notes To Consolidated Financial Statements for a discussion of the Companys commitments to extend credit. Management believes the Companys liquidity position as of December 31, 2001, is adequate under current economic conditions.

Quantitative and Qualitative Disclosures About Market Risk

The Companys principal market risk exposure is interest rate risk. The objectives of the Companys interest rate risk management are to minimize the adverse effects of changing interest rates on the earnings of the Company while maintaining adequate liquidity and optimizing net interest margin. Interest rate risk is managed by maintaining an acceptable matching of the Companys asset and liability maturity and repricing periods, thus controlling and limiting the level of earnings volatility arising from rate movements. The Company does not hold any assets or liabilities for trading purposes.

The Companys interest rate risk is limited by the short-term nature of the loan portfolio and by the short maturity structure of the time deposits. The Companys investment securities portfolio and long-term debt instruments contain more interest rate risk because of their long-term structure. During periods of an upward-sloping yield curve, management has purchased longer-term securities to take advantage of the higher yields. The held-to-maturity portion of the investment portfolio contains municipal securities with maturities as long as seventeen years and consequently is subject to greater market value volatility during periods of rising or falling interest rates. The excess of market value over cost mitigates the current risk of the held-to-maturity portfolio and the held-to-maturity portfolio represents only 10.4% of total assets at year-end.

MANAGEMENTS DISCUSSION AND ANALYSIS

The Banks Interest Rate Risk Management Committee monitors rate sensitive assets and liabilities and develops appropriate strategies and pricing policies. The committee, which meets monthly, consists of at least three members of senior management. The committee operates under quantifiable financial guidelines measuring interest rate risk as approved by the Banks Board of Directors in the Interest Rate Risk Management Policy. The committee reports to the Board of Directors on a quarterly basis. The committee relies on, among other things, modeling simulations to project the potential effect of various rate scenarios on net interest income. The following table summarizes results of simulations as of the end of the two most recent years:

As of December 31, 2001
Change in Interest Rates	Projected Net Interest Income	Increase (Decrease)	Percent Change
100 basis point rise	$15,900,000	$300,000	1.9%
No change	$15,600,000	--	--
100 basis point decline	$15,300,000	($300,000)	(1.9)%

As of December 31, 2000
Change in Interest Rates	Projected Net Interest Income	Increase (Decrease)	Percent Change
100 basis point rise	$11,919,960	($1,483)	(.01)%
No change	$11,921,443	--	--
100 basis point decline	$11,895,926	($25,517)	(.21)%

The above results show the behavior of the Companys interest margin as rates move up and down using a technique known as rate shock. It simulates ramping rate changes over the next twelve months and the reinvestment of maturing cash flows and repricing of both earning assets and interest-bearing liabilities. In order to simulate activity, maturing balances are replaced with new balances at the new rate level and repricing balances are adjusted to the new rate shock level. The interest is recalculated for each level along with the new average yield. Net interest margin is then calculated and margin risk profile is developed.

The computations of the forecasted effects of hypothetical interest rate changes on projected net interest income are based on numerous assumptions. The calculations assume a constant yield curve and do not take into account any loan prepayments in the event of a decline in interest rates. The computed forecasted effects should not be relied upon as indicative of actual future results. Further, the computations do not contemplate any actions the Interest Rate Risk Management Committee could implement in response to changes in interest rates.

Management also measures the Companys exposure to interest rate risk by computing the estimated rate shocked economic value of equity. Under this technique the components of the balance sheet are marked-to-market to compute the market value of equity. It is similar to a liquidation value assuming all of the assets are sold at fair market value and all of the liabilities are paid off at fair market value. The market value volatility is a function of term. The longer the maturity term, the greater the volatility (risk). Balances with very short terms have little market value risk, while long-term balances, such as those contained in the Banks investment portfolio, have much greater market value risk.

Market value calculations are complex and require good cash flow information in order to be precise. The simulation model the Company utilizes approximates the average life of earning assets and interest-bearing liabilities and therefore the resulting market value computations are estimates. The average life calculations are then used as a proxy for duration. Duration is defined as the percent change in market value (price) of a financial instrument for every 100 basis point change in interest rates. Using this technique, the approximate market values for the major balance sheet categories are calculated for various rate changes. The market value of equity is equal to the market value of assets minus the market value of liabilities.

MANAGEMENTS DISCUSSION AND ANALYSIS

The following table presents the Companys projected change in the market value of equity for various levels of interest rates as of the end of the two most recent years:

As of December 31, 2001
Change in Interest Rates	Estimated Market Value of Equity	Increase (Decrease)	Percent Change
100 basis point rise	$31,100,000	($3,700,000)	(10.6)%
No change	$34,800,000	--	--
100 basis point decline	$38,100,000	$3,300,000	9.5%

As of December 31, 2000
Change in Interest Rates	Estimated Market Value of Equity	Increase (Decrease)	Percent Change
100 basis point rise	$26,421,816	($2,976,306)	(10.12)%
No change	$29,398,122	--	--
100 basis point decline	$32,266,419	$2,868,297	9.76%

This analysis assesses the risk of loss in market rate sensitive instruments in the event of sudden and sustained changes in prevailing market interest rates. As of December 31, 2001, the Companys estimated changes in the market value of equity are within limitations established by the Companys Board of Directors. Certain shortcomings are inherent in the method of analysis presented in the computation of market value of equity. Actual results may differ from those projections presented should market conditions vary from assumptions used in theses calculations.

The following table shows the repricing period for interest-earning assets and interest-bearing liabilities and the related gap based on contractual maturities, at December 31, 2001:
(In thousands)	0 to 6	7 to 12	1 to 2	Over 2
	Months	Months	Years	Years
Loans	$110,166	$108,337	$17,010	$32,515
Investment securities	915	0	1,226	35,682
Federal funds sold	20,856	0	0	0
Other investments	0	0	0	3,316
Total earning assets	$131,937	$108,337	$18,236	$71,513
Interest-bearing deposits	$136,122	$51,667	$26,721	$7,991
Other borrowed funds	35,264	7,003	2,006	14,075
Total interest-bearing liabilities	$171,386	$58,670	$28,727	$22,066
Rate sensitivity gap	($39,449)	$49,667	($10,491)	$49,447
Cumulative rate sensitivity gap	($39,449)	$10,218	($273)	$49,174
Cumulative ratio of rate sensitive
assets to rate sensitive liabilities	76.98%	104.44%	99.89%	117.51%
Ratio of cumulative gap to
average earning assets	(11.92)%	3.09%	(0.08)%	14.86%

Mortgage backed securities are allocated according to their expected prepayments rather than their contractual maturities. For purposes of this analysis, NOW, savings and money market accounts are considered repriceable within six months.

The above gap analysis is used to identify mismatches in the repricing of assets and liabilities within specified periods of time or interest sensitivity gaps. The rate sensitivity or repricing gap is equal to total interest-earning assets less total interest-bearing liabilities available for repricing during a given time interval. A positive gap exists when total interest-earning repricing assets exceed total interest-bearing repricing liabilities and a negative gap exists when total interest-bearing repricing liabilities exceed total interest-earning repricing assets.

QUARTERLY FINANCIAL INFORMATION

MARKET INFORMATION

The following table shows market price information and cash dividends paid for the Companys common stock:
	Book Value	Market
	End of Quarter	Value (1)		Dividends
2000	(Unaudited)	High	Low	Paid (2)
1st Quarter	$590	$1,180	$1,170	$9.00
2nd Quarter	601	1,221	1,200
3rd Quarter	602	1,347	1,221	9.75
4th Quarter	582	1,255	1,000

2001
1st Quarter	$588	$1,288	$1,263	$10.25
2nd Quarter	602	1,327	1,307
3rd Quarter	589	1,346	1,000	10.75
4th Quarter	611	1,331	1,257

2002
Through March 1	N/A	$1,301	$1,283	$11.00

  In recent years the Common Stock has traded sparsely. To the knowledge of management the price of each share has ranged in value as shown in the table. There is no established market for the Common Stock of the Company and it is unlikely that such a market for the shares will develop in the foreseeable future. Most of the transactions at the prices reported in the table are purchases by the Company pursuant to a Stock Repurchase Policy. The Stock Repurchase Policy provides that shares offered to the Company may be purchased as an accommodation to shareholders at a specified percentage of book value computed as of the end of the month preceding the purchase. The applicable percentage was 200% of book value until March 28, 2000, 205% of book value until March 27, 2001, and 210% of book value thereafter. The Board of Directors of the Company may consider changes in the applicable percentage at future meetings.

  The ability of the Company to pay dividends is subject to certain limitations. See "Stockholders Equity" in Managements Discussion and Analysis.

As of March 1, 2002, the Company had 1,051 shareholders of record.

SELECTED FINANCIAL INFORMATION

The following table sets forth certain unaudited results of operations for the periods indicated:
(In thousands except per share data)	For the Quarter Ended
2000	March 31	June 30	September 30	December 31
Interest income	$6,082	$6,321	$6,671	$6,763
Interest expense	3,403	3,699	4,216	4,186
Provision for credit losses	83	82	83	3,316
Net income	729	664	549	(1,197)
Net income per share	13.26	12.10	10.01	(21.79)

2001
Interest income	$6,885	$6,566	$6,444	$6,027
Interest expense	4,008	3,626	3,178	2,591
Provision for credit losses	111	174	1,811	36
Net income	826	830	(77)	1,266
Net income per share	15.07	15.14	(1.42)	23.21